February 25, 2025

Ronnie Ka Wah Hui
Chief Executive Officer
Currenc Group Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168

       Re: Currenc Group Inc.
           Registration Statement on Form S-1
           Filed February 14, 2025
           File No. 333-284957
Dear Ronnie Ka Wah Hui:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eddie Kim at 202-679-6943 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Andrew Tucker